UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K	|_| Form 20-F	|_| Form 11-K	|X| Form 10-Q	|_| Form N-SAR

For Period Ended: June 30, 2007

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended: _________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________________________________

PART I - REGISTRANT INFORMATION

Pioneer Financial Services, Inc.

Full Name of Registrant

4700 Belleview Avenue, Suite 300

Address of Principal Executive Office (Street and Number)

Kansas City, Missouri 64112

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |X|

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

In connection with the acquisition by MidCountry Financial Corp. ("MidCountry") of 100% of the common stock of Pioneer Financial Industries, Inc., the sole shareholder of Pioneer Financial Services, Inc. (the "Company"), MidCountry required the Company to change auditors for the Company's September 30, 2007 year-end audit. Consequently, on July 27, 2007, BKD LLP, the Company's auditor previously retained to conduct the review of the interim financial statements for the interim periods ended and as of June 30, 2007 provided to the Company its resignation notice effective immediately. On August 13, 2007, the Company retained Mayer Hoffman McCann P.C. ("MHM") to complete the review of this interim period. MHM will need until August 20, 2007 to complete this review. As a result, the Company requires additional time to finalize its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the "Form 10-Q") and will not able to file timely the Form 10-Q without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contract in regard to this notification.

Laura Stack	(816) 448-2307
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PIONEER FINANCIAL SERVICES, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2007

By:	/s/ Thomas H. Holcom, Jr.
Thomas H. Holcom, Jr.
Chief Executive Officer and President